UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VODAFONE GROUP PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

England	001-10086	None
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification No.)

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
(Address of principal executive offices)

Rosemary Martin (Group General Counsel and Company Secretary)

tel +44 (0) 1635 33251, fax +44 (0) 1635 580 857

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

Vodafone Group Plc (‘Vodafone’ or the ‘Company’) is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 31 March 2015, Vodafone had 446 million mobile customers and 12.1 million fixed broadband customers. Vodafone generated revenues of £42.2 billion in the financial year ended 31 March 2015.

Vodafone is listed on the NASDAQ Stock Market LLC (‘NASDAQ’) and files reports with the U.S. Securities and Exchange Commission (the ‘SEC’) under Section 13(a) of the U.S. Securities Exchange Act of 1934 (the ‘Exchange Act’).

Vodafone uses electronic equipment in its operations and sells products, such as mobile phones, tablets and other devices, to customers. Vodafone does not manufacture these products itself, but does purchase them from suppliers and, in some cases, contracts to manufacture products that it sells to customers.

Electronic products contain numerous components that may contain cassiterite, columbite-tantalite (coltan), wolframite and/or gold, and the metals derived from these minerals – tin, tantalum, tungsten and gold respectively (each, a ‘3TG’ metal). These metals come from many different smelters and refiners. Both the smelters/refiners and the mines from which minerals are originally sourced are several tiers away from Vodafone in the supply chain. As a user of these necessary ‘conflict minerals’ (as such term is defined in SEC Form SD) in its manufactured products, Vodafone is subject to certain reporting requirements under Rule 13p-1 under the Exchange Act (the ‘Rule’).

Vodafone’s policy with respect to the sourcing of conflict minerals can be found at: http://www.vodafone.com/content/dam/sustainability/pdfs/vodafone_conflict_minerals_policy.pdf.

Section 1 - Conflict Minerals Disclosure

In accordance with its policy, Vodafone has concluded that, during the 2014 calendar year, it has contracted to manufacture products containing conflict minerals and has determined that the use of these minerals is necessary to the functionality or production of these products.

In accordance with the Rule, Vodafone carried out a due diligence process, including a ‘reasonable country of origin inquiry’ (‘RCOI’), to determine whether the conflict minerals in its ‘in-scope products’ (as defined below) were or were not ‘DRC conflict free’ (as defined by the requirements of Form SD).

An analysis was conducted of procurement spend to identify those spend categories likely to include products that contain 3TG metals and whether such products were likely to be ones that Vodafone contracts to manufacture and are therefore covered by the Rule (‘in-scope products’).

Through this analysis, Vodafone identified three types of product-related spend categories which it considered likely to include in-scope products: (i) selected handsets; (ii) connected home devices (i.e. routers, modems, femto cells); and (iii) datacards (i.e. mobile broadband dongles). Vodafone then performed an analysis of individual purchase orders within these product-related spend categories to identify which were likely to include in-scope products.

Through this applicability assessment, Vodafone identified 30 in-scope products (including handsets, mobile broadband dongles, set-top boxes, femto cells and machine-to-machine (‘M2M’) tracker devices) that were purchased or technically accepted (the point at which Vodafone operating companies can begin ordering products from suppliers and selling them to customers) by the Company during the year ended 31 December 2014. These 30 in-scope products were sourced from 12 suppliers.

These in-scope suppliers were surveyed using the Conflict Minerals Reporting Template (the ‘CFSI Template’) developed by the Conflict Free Sourcing Initiative. Through the RCOI described above, 10 of the suppliers of in-scope products have provided responses to the template.

Based on the RCOI, Vodafone is unable to determine that conflict minerals contained in in-scope products did not originate in ‘covered countries’ (as defined in Form SD) and are not from recycled or scrap sources. In accordance with Item 1.01(c) of Form SD, Vodafone has therefore exercised due diligence on the source and chain of custody of its conflict minerals. Details of the due diligence activities performed are provided in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD.

In accordance with the Rule, this Form SD and the associated Conflict Minerals Report have been made publically available. See Vodafone’s Group website:

http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/sec_filings.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Vodafone Group Public Limited Company

(Registrant)

/s/ Paolo Bertoluzzo
Title: Group Chief Commercial & Operations Officer
22 May 2015